Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is US$1,183,537,158.19. The U.S. dollar equivalent of the maximum aggregate offering price (CAD$1,610,083,950) has been calculated using a Canadian dollar/U.S. dollar exchange rate of CAD$1.3604 = US$1, as announced by the U.S. Federal Reserve Board as of December 9, 2022.